Filed by Corporate Property Associates 12 Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Corporate Property Associates 12
Incorporated
This filing relates to a proposed merger of Corporate Property Associates 12 Incorporated (“CPA®:12”) with and into Corporate Property Associates 14 Incorporated (“CPA®:14”) pursuant to the terms of an Agreement and Plan of Merger dated as of June 29, 2006 (the “Merger Agreement”), by and among CPA®:14, CPA®:12, CPA 14 Acquisition Inc., CPI Holdings Incorporated and CPA 12 Merger Sub Inc and a proposed sale of certain assets by CPA®:12 to W. P. Carey & Co LLC pursuant to the terms of an Agreement for Sale and Purchase (the “Asset Sale Agreement”), by and among, CPA®:12, the entities listed in Schedule 1 thereof, Carey Asset Management Corp. and W. P. Carey & Co. LLC. For further information, please see the Form 8-K filed by CPA®:12 with the SEC on June 30, 2006 and the Form 8-K/A filed by CPA®:12 with the SEC on July 6, 2006 attaching the Merger Agreement and the Asset Sale Agreement.
2006 FIRST QUARTER REPORT CORPORATE PROPERTY ASSOCIATES 12 GENERATING INCOME FOR INVESTORS SINCE 1993

Dear Fellow CPA®:12 Shareholders
We are pleased to provide you with updated information about CPA®:12’s portfolio for the three-month period ended March 31, 2006.
     Revenues, net income and cash flows from operating activities increased as compared to the same period in 2005 and our mature portfolio of net-leased assets continued to provide a stable income-generating investment vehicle for shareholders. Formed in 1993, CPA®:12 has developed into a diversified portfolio of single-tenant triple-net leased real estate properties that as of March 31, 2006 consisted of 119 properties leased to 43 tenants, totaling more than 8.9 million square feet located throughout the United States and France.
Liquidity Event
In June 2006, we announced a proposed merger with CPA®:14, a non-traded REIT also managed by W. P. Carey & Co. LLC and a proposed sale of certain CPA®:12 properties to W. P. Carey & Co. LLC, all of which have remaining lease terms of eight years or less, and, as a result, do not fit CPA®:14’s investment objectives. If the merger and asset sale are realized based upon the terms proposed, for each of your CPA®:12 shares you will receive $13.30, which is comprised of (1) $10.30 in either cash or shares of CPA®:14, as elected by the shareholder and (2) a $3.00 per share special cash distribution to be paid out of the sale of CPA®:12 properties to W. P. Carey & Co. LLC. Completion of the proposed merger and the asset sale are subject to a number of conditions, including shareholder approval, and cannot be assured. It is currently expected that the proposed merger and asset sale would not be presented to shareholders for approval until at least the third quarter of this year. For further information, please reference www.cpa12.com which contains our Form 8-K filed with the SEC on June 30, 2006 and our Form 8-K/A filed with the SEC on July 6, 2006 attaching the merger agreement and the asset sale agreement.
Portfolio Update
In February 2006, we completed the sale of our property in Piscataway, NJ to a third party for $3.6 million, net of selling costs. In May 2006, we sold a property in Sunnyvale, CA to a third party for $10.4 million. In addition to eliminating the carrying costs associated with these properties, the sale of these underperforming assets strengthens our overall portfolio, which now has an occupancy rate of 100%.
     Subsequently, in June 2006, we together with our affiliates CPA®:14 and CPA®:15 approved a plan to restructure a master lease with Starmark Holdings, LLC. We own a 15% interest in these properties, which will incur a GAAP impairment charge totaling approximately $25.2 million, of which our pro rata share is $3.8 million, during the quarter ended June 30, 2006. For further information, please reference the Form 8-K filed on June 16, 2006 at www.cpa12.com.
Quarterly Distribution
Our first quarter 2006 distribution rate was $.2067 per share, which equates to an annualized yield of 8.27% based on our original share price of $10.00. Upon payment of the quarterly cash distribution on April 13, 2006, W. P. Carey & Co. LLC and its CPA® funds paid more than $2 billion through more than 700 distributions to investors since the inception of the first CPA® fund in 1979.
Distribution Reinvestment and Share Purchase Plan (DRIP)
As a reminder, our DRIP enables you to reinvest your quarterly distributions in new CPA®:12 shares at our current net asset value and enjoy the effects of compounding returns. It’s a convenient and cost-effective way to increase your investment portfolio. For more information about how you can take advantage of this program, please contact our Investor Relations Department at 1-800-WP CAREY or IR@wpcarey.com.

Shareholder Access
Please consider receiving your future investor correspondence, such as this quarterly report, electronically. Register at www.wpcarey.com/ShareholderAccess and you will find a convenient, secure and cost-effective way to access your CPA®:12 investment information online 24 hours a day, seven days a week. In addition to lowering shareholder expenses, you will be able to access your current investment balances and distribution history, among other options.
On behalf of the entire CPA®:12 family, we thank you for your continued confidence and support.
With best regards,

Wm. Polk Carey	Gordon F. DuGan	Benjamin P. Harris
Chairman of the Board	Chief Executive Officer	President
Additional Information About The Proposed Merger and Asset Sale
      CPA®:14 stockholders, CPA®:12 stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials which will be filed by CPA®:14 and CPA®:12 with the Securities and Exchange Commission (the “SEC”). These documents will contain important information, which should be read carefully before any decision is made with respect to the proposed merger and asset sale. When documents are filed with the SEC, they will be available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:14’s website (www.cpa14.com) or by accessing CPA®:12’s website (www.cpa12.com).
     CPA®:14, CPA®:12 and certain of their executive officers and members of management, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger and asset sale. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger and asset sale, including any interest they have in the proposed merger and asset sale, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
P.S. As always, please direct any change of address, name and transfer instructions to our transfer agent:
W. P. Carey & Co. LLC
c/o Phoenix American Financial Services
2401 Kerner Boulevard, San Rafael, CA 94901
1-888-241-3737 • www.wpcarey.com/ShareholderAccess
Please note that this letter provides only a summary of the information contained in our quarterly report on Form 10-Q for the three-month period ended March 31, 2006, which we have filed with the Securities and Exchange Commission. We encourage you to read the full report, which can be found at www.cpa12.com.

Consolidated Statements of Income (Unaudited)
(in thousands except share and per share amounts)

	Three months ended March 31,
	2006	2005

Revenues
Rental income	$9,719	$9,662
Interest income from direct financing leases	448	416
Other operating income	51	124

	10,218	10,202

Operating Expenses
Depreciation and amortization of intangibles	(1,751)	(1,788)
Property expenses	(2,144)	(2,091)
General and administrative	(825)	(775)
Impairment charge	—	(575)

	(4,720)	(5,229)

Other Income and Expenses
Income from equity investments	3,226	3,001
Other interest income	337	262
Minority interest in income	(467)	(436)
Gain (loss) on foreign currency transactions and warrants, net	56	(780)
Interest expense	(2,782)	(3,151)

	370	(1,104)

Income from continuing operations	5,868	3,869

Discontinued Operations
Loss from operations of discontinued properties	(247)	(190)
(Loss) gain on sale of real estate	(6)	308
Impairment charges on assets held for sale	(400)	(2,845)

Loss from discontinued operations	(653)	(2,727)

Net Income	$5,215	$1,142

Basic Earnings Per Share
Income from continuing operations	$.19	$.13
Loss from discontinued operations	(.02)	(.09)

Net Income	$.17	$.04

Dividends Declared Per Share	$.2067	$.2067

Weighted Average Shares Outstanding — Basic	31,056,796	30,702,417

w w w . c p a 1 2 . c o m

Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Three months ended March 31,
	2006	2005 (Revised)

Cash flows from operating activities
Net income	$5,215	$1,142
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization including discontinued operations	1,898	2,062
Straight-line rent adjustments	(162)	(188)
Minority interest in income	467	436
(Gain) loss on foreign currency transactions and derivative instruments, net	(56)	780
Loss (gain) on sale of real estate, net	6	(308)
Income from equity investments in excess of distributions received	(149)	(239)
Issuance of shares to affiliate in satisfaction of fees due	1,259	1,564
Impairment charges	400	3,420
Change in operating assets and liabilities, net	20	(460)

Net cash provided by operating activities	8,898	8,209

Cash flows from investing activities
Distributions received in excess of equity income	515	1,439
Proceeds from sale of real estate assets	3,606	2,835
Payment of deferred acquisition fees to an affiliate	(1,249)	(1,420)

Net cash provided by investing activities	2,872	2,854

Cash flows from financing activities
Distributions paid	(6,405)	(6,321)
Payments of mortgage principal	(1,342)	(1,629)
Prepayment of mortgage principal	(5,238)	—
Payment of financing costs	(63)	—
Proceeds from issuance of shares, net of costs	624	602
Distributions to minority interest partner, net of contributions	(270)	(407)
Purchase of treasury stock	(1,174)	(621)

Net cash used in financing activities	(13,868)	(8,376)

Net (decrease) increase in cash and cash equivalents	(2,098)	2,687
Cash and cash equivalents, beginning of period	13,694	8,044

Cash and cash equivalents, end of period	$11,596	$10,731

Consolidated Balance Sheets (Unaudited)
(in thousands except share and per share amounts)

	March 31, 2006	December 31, 2005
		(Note)

Assets
Real estate, net	$267,639	$277,540
Net investment in direct financing leases	12,153	12,153
Equity investments	88,858	88,765
Assets held for sale	11,955	7,720
Cash and cash equivalents	11,596	13,694
Marketable securities	7,678	7,810
Other assets, net	19,261	19,546

Total assets	$419,140	$427,228

Liabilities and Shareholders’ Equity
Liabilities:
Limited recourse mortgage notes payable	$141,077	$142,472
Limited recourse mortgage notes payable on assets held for sale	2,424	7,609
Accrued interest	767	811
Accounts payable, accrued expenses and other liabilities	2,105	1,974
Due to affiliates	3,554	3,676
Deferred acquisition fees payable to affiliate	2,734	3,983
Distributions payable	6,417	6,405
Prepaid and deferred rental income and security deposits	4,897	5,017

Total liabilities	163,975	171,947

Minority interest in consolidated entities	8,612	8,415

Commitments and contingencies
Shareholders’ equity:
Common stock, $0.001 par value; 40,000,000 shares authorized; 32,768,654 and 32,614,354 shares issued and outstanding at March 31, 2006 and at December 31, 2005	33	33
Additional paid-in capital	300,486	298,603
Distributions in excess of accumulated earnings	(37,135)	(35,933)
Accumulated other comprehensive income	1,176	996

	264,560	263,699
Less, treasury stock at cost, 1,721,827 and 1,628,932 shares at March 31, 2006 and December 31, 2005	(18,007)	(16,833)

Total shareholders’ equity	246,553	246,866

Total liabilities and shareholders’ equity	$419,140	$427,228

Note: The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date.